Exhibit 99.1

Westport Announces Signing of Investment Agreement to Establish Previously Announced Joint Venture with Volvo Group

VANCOUVER, BC, March 11, 2024 /CNW/ - Westport Fuel Systems Inc. (TSX: WPRT) (NASDAQ: WPRT) ("Westport" or the "Company"), a leading supplier of advanced alternative fuel delivery systems and components for the global transportation industry, is pleased to announce the signing of an investment agreement to establish the previously announced joint venture with Volvo Group to accelerate the commercialization and global adoption of Westport's HPDI™ fuel system technology for long-haul and off-road applications (the "JV"). The closing of the JV is subject to certain closing conditions, including regulatory and government approvals. It is anticipated that the JV will become operational following the formal closing which is currently expected to occur in the second quarter of 2024.

Westport signs investment agreement with Volvo Group to accelerate the commercialization and global adoption of Westport’s HPDI™ fuel system technology for long-haul and off-road applications (CNW Group/Westport Fuel Systems Inc.)

"We are excited to execute this agreement and build on our success with the Volvo Group and our HPDI™ technology. We are motivated to keep innovating and investing in strong business relationships with leading organizations that share our goals, of which Volvo Group is certainly one," said Dan Sceli, CEO of Westport Fuel Systems Inc. "Powered by our shared vision for a cleaner tomorrow, we look forward to further collaboration and providing real solutions to decarbonize the long-haul and off-road transport sectors," added Mr. Sceli.

As previously announced, Westport will contribute certain HPDI™ assets and opportunities, including related fixed assets, intellectual property, and business, into the JV. Volvo Group will acquire a 45% interest in the JV for the sum of approximately US$28 million, payable upon closing, plus up to an additional US$45 million as an earn out depending on the subsequent performance of the JV.

About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

About HPDI

HPDI is a cost-effective way to reduce CO2 in long-haul trucking and other high-load and off-road applications. Westport's HPDI fuel system is a complete system offering OEMs the flexibility to differentiate their biogas, natural gas, hydrogen, and other fuel product lines easily while also maintaining maximum commonality with their conventional diesel-fueled products. Using HPDI, greenhouse gas-emitting fuels like diesel can be replaced with carbon-neutral or zero-carbon fuels like biogas or hydrogen while maintaining the durability, affordability, efficiency, and performance characteristics that have come to be associated with diesel. For additional information on HPDI please visit https://wfsinc.com/technology/hpdi.

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding the closing of, and timing for closing of, the JV and the expected sum payable by Volvo in connection with its acquisition of a 45% interest in the JV.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties, and assumptions include those related to completion and satisfaction of all conditions to closing set out in the investment agreement, governmental policies, regulation and approval, the achievement of the performance criteria required for the earn out described above, purchase price adjustments contained in the investment agreement, the demand for HPDI systems, as well as other risk factors and assumptions that may affect our actual results, performance, or achievements, as discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website referenced in this press release are not incorporated by reference herein.

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Media Relations: E: media@wfsinc.com; Investor Relations: T: +1 604-718-2046; E: invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 06:30e 11-MAR-24